

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2011

<u>Via Email</u>
Dennis R. Knocke
Nerium Biotechnology, Inc.
11467 Huebner Road, Suite 175
San Antonio, Texas, 78230

> **Re: Nerium Biotechnology, Inc.**
> **Form 20-FR12G**
> **Filed July 29, 2010, as amended on October 5, 2010,**
> **February 7, 2011 and March 3, 2011**
> **File No. 000-54051**

Dear Mr. Knocke:

We have reviewed your July 5, 2011 response to our March 7, 2011 comment letter have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Management Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations for the Year Ending December 31, 2009, page 31</u>

1. Your response to comment 2, in which you have stated you no longer write off inventory and therefore maintain your "present policy," does not sufficiently address our comment. Our comment asked for clarification of inconsistencies between your previous responses. In this regard, your March 1, 2011 response indicates that you record inventory at the lower of cost and net realizable value, taking expiration dates into consideration when assessing the inventories' realizable value whereas your response dated November 5, 2010, indicates that you do not estimate the reserve prior to expiration because of Honduran law that prohibits you from writing off the expired inventories before they are inspected. As previously requested, please provide proposed revised disclosure to be included in future filings that addresses the following:

- Whether or not you take expiration dates into consideration when recording inventories at the lower of cost and net realizable value;
- How you monitor the expiration dates of inventories on hand and why, under your policy, it was appropriate to write off the inventories after the inventory had expired;
- Quantify the amount of expired inventory at each balance sheet date; and
- Disclose any prohibitions on writing off inventory under Honduran law and how you account for and value the expired inventory recorded on your books that have not received the proper approvals for disposal.

You may contact at Keira Ino at (202) 551-3569 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or Daniel Greenspan at (202) 551-3623 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Hank Vanderkam, Esq. (Vanderkam & Associates)